[Bond Trust Products LLC]

November 5, 2009

Via EDGAR

Amanda Ravitz
Branch Chief
Office of Structured Finance, Transportation, and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Bond Trust Products Trust A Form 10-K for the fiscal year ended December 31, 2006 Filed March 7, 2007 File no. 001-32519

Dear Ms. Ravitz:

     This letter responds to the comments raised by the Staff in its comment letter to Joe Novak of Bond Trust Products LLC (the “Company”) dated July 9, 2009 in connection with the Staff’s ongoing review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which was filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 7, 2007 (the “Form 10-K”). This letter also includes the additional information that has been provided to the Staff in conversations with counsel occurring since the July 9, 2009 comment letter. We appreciate the Staff’s willingness to discuss these matters, and we wish to have the opportunity to discuss a potential resolution of the Staff’s concerns at your earliest convenience.

     Below we have noted the Staff’s comment in bold type and the response to the comment in regular type.

Form 10-K

Exhibits

1.	While we note your response to our prior comment 1, we disagree with your analysis regarding the applicability of the guidance provided in the “CABCO Letter” that you reference. Please note, however, that the no-action letter to Merrill Lynch Depositor, Inc. (March 28, 2003) states that all issuers with substantially similar assets and structures who comply with Exchange Act reporting requirements consistent with the guidance provided in the CABCO

Letter must include paragraph five in their certification in order to comply with the requirements of Rules 13a-14 and 15d-14 of the Exchange Act for any transaction that closed after June 30, 2003. Given that your transaction closed after June 30, 2003 and the inclusion of paragraph 5 in your certification, it appears you have followed the guidance set forth in the Merrill Lynch Depositor, Inc. letter. By doing so, Mr. Hartman certified that a report by an independent public accountant had been provided for the applicable period. Please amend to file that auditor’s attestation report.

     We note the Staff’s reference to the no-action letter to Merrill Lynch Depositor, Inc. (March 28, 2003) and the statement in paragraph 5 of the certification filed with the Form 10-K regarding the report by an independent public accountant. As the Staff has noted in prior comments, the prospectus supplements filed with the Commission also stated that periodic reports (including a report of the independent public accountants for the trusts) would be filed with the Commission. In our prior responses, we have outlined the reasons behind the Company’s approach to its filing obligations with regard to the pass through trust certificates (the “Certificates”). Based on the Staff’s comments in the course of this review, we recognize that the Staff does not concur with any of the analyses set forth in those prior filed responses which served as the bases upon which the Company had concluded that an auditor’s attestation report was not necessary in the filings made with respect to the Certificates. The Company acknowledges that, based on the Staff’s positions as set forth in the no-action letters and in the prior comment letters regarding the review of the Form 10-K, the Company should have sought guidance from Staff earlier or should have, in the absence of guidance, filed a report by an independent public accountant with the Form 10-K. However, at this juncture, it would be unduly burdensome and impracticable for the Company to obtain the auditor’s attestation report for inclusion in the Form 10-K and for any subsequent reports.

     As we have previously noted in response to the Staff’s comments, the Company is a limited liability company, the sole purpose of which was to establish special purpose vehicles that would issue pass-through certificates representing interests in retail, fixed rate debt securities held by the trusts. Bond Trust Products Trust A is the only such special purpose vehicle established by the Company for the purpose of issuing the Certificates entitled “BASICS” (Basic Structured Income Certificates). No other special purpose vehicles will be established by the Company, because the Company and Incapital LLC have no intention of offering any products that are the same as or similar to the Certificates.

     There are only 27 record holders of the Certificates, and the final distribution date of the Certificates will occur on June 15, 2010. Further, on September 29, 2008, the Company filed a “Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934” on Form 25 to delist the Certificates from the American Stock Exchange and to deregister the Certificates under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     The Company is now prepared to file a “Certification of Termination of Registration of a Class of Security Under Section 12(g) or Notice of Suspension of Duty to File Reports Pursuant to Sections 13 and 15(d) of the Act” on Form 15 to reflect that, as of January 1, 2009 (and following the delisting and deregistration of the Certificates under Section 12(b) of the Exchange Act), any reporting obligations arising with respect to the Certificates under Section 15(d) of the Exchange Act were thereafter suspended. The Company also proposes to file a post-effective amendment to the registration statement on Form S-3 (File No. 333-111885, referred to herein as the “Registration Statement”) to deregister any remaining unsold securities under the Securities Act of 1933, as amended (the “Securities Act”), in recognition of the fact that no further offerings of the same Certificates (or any other securities similar to the Certificates) will occur under the Registration Statement or pursuant to any other registration statement filed by the Company.

     We believe that no purpose would be served in undergoing the effort and expense necessary to obtain an auditor’s attestation report regarding facts that existed in 2006 and thereafter, assuming that it would even be possible to obtain such a report given the passage of time. The costs associated with obtaining the auditor’s attestation report for prior periods and filing amendments to the periodic reports would be borne by the holders of the Certificates. As a result, the return to the holders of the Certificates would be diminished, without any compensating benefit to those holders. In view of the very limited number of holders of the Certificates, the lack of any exchange listing and the very short time to maturity for the Certificates, we ask that the Staff now permit the Company to proceed with the Securities Act deregistration and Exchange Act reporting suspension process outlined above, without further revision of the Form 10-K and other filed reports.

2.	We note your response to our prior comment 2 and reissue our comment. Please confirm that you will file an auditor’s attestation report and will comply with this obligation on a going-forward basis for all issuing entities affiliated with the depositor.

     As set forth in the response to comment 1, no other offerings of the same Certificates (or any other securities similar to the Certificates) are contemplated by the Company. The Company will promptly deregister all securities that remain on the Registration Statement. The Company does not intend to file any other registration statement to offer the same Certificates (or any other securities similar to the Certificates).

3.	We note your response to our prior comment 3 and reissue our comment. Please acknowledge that Form S-3 will be unavailable to the depositor, the issuing entity or any affiliate of the depositor to register any security offerings until such entities are current and timely with their reporting obligations pursuant to General Instruction I.A.4. of Form S-3.

     Please see our response to comment 2. The Company acknowledges the unavailability of Form S-3 based on the requirements for current and timely reporting pursuant to General Instruction I.A.4. of Form S-3.

* * * * *

     We appreciate the Staff’s attention to this matter, and we look forward to resolving the outstanding issues regarding the Company’s filings as soon as possible. Should you have any questions or concerns, please call our counsel, Anna T. Pinedo, at 212-468-8179 or David M. Lynn at 202-887-1563.

     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven J. Hartman

Steven J. Hartman